Exhibit 4.19
TERMINATION OF THE REPLACEMENT CAPITAL COVENANT
TERMINATION OF THE REPLACEMENT CAPITAL COVENANT, dated as of June 23, 2010 (this “Termination”), by The Progressive Corporation, an Ohio corporation (together with its successors and assigns, the “Company”).
WHEREAS, on June 21, 2007, the Company granted a Replacement Capital Covenant (the “Covenant”) in favor of certain holders of the Company’s senior debt, which at all times during the effectiveness of the Covenant have been the holders of the Company’s 6.25% Senior Notes due December 1, 2032 (collectively, the “Notes”);
WHEREAS, pursuant to Section 4(a) of the Covenant, the Covenant may be terminated if the holders of a majority in aggregate principal amount of the Notes consent or agree in writing to the termination of the Covenant and the obligations of the Company thereunder;
WHEREAS, on June 10, 2010, the Company commenced a solicitation of consents (“Consent Solicitation”) from the holders of the Notes of record on June 9, 2010 to the proposed termination of the Covenant; and
WHEREAS, pursuant to the Consent Solicitation, as of 5:00 p.m., New York City time, on June 23, 2010, the expiration time for the Consent Solicitation, holders of a majority in aggregate principal amount of the Notes validly delivered, and did not validly revoke, their consent to the termination of the Covenant.
NOW, THEREFORE, the Company hereby terminates the Covenant and the obligations of the Company thereunder, which shall be of no further force or effect.
IN WITNESS WHEREOF, the Company has caused this Termination to be executed by its duly authorized officer, as of the day and year first above written.

THE PROGRESSIVE CORPORATION

By:	/s/ Charles E. Jarrett
	Name:	Charles E. Jarrett
	Title:	Secretary, Vice President and Chief Legal Officer